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                                                                     Page 1 of 7

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13-2(a)

                         (AMENDMENT NO. 2 FOR KRIS SHAH
                                      AND
           AMENDMENT NO. 3 FOR KRIS AND GERALDINE SHAH FAMILY TRUST)*

                               SSP Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   784723 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Kris Shah, 17861 Cartwright Road, Irvine, CA 92614, (949) 851-1085
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 22, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)
                              (Page 1 of 7 Pages)



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CUSIP No. 784723 10 8                 13D                           Page 2 of 7

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

         Kris Shah
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group* (See Instructions)(a) [_]
                                                                         (b) [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds*
         PF; OO
________________________________________________________________________________
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
         United States
________________________________________________________________________________
   NUMBER OF   7.   Sole Voting Power
   SHARES             0
 BENEFICIALLY  _________________________________________________________________
  OWNED BY     8.   Shared Voting Power
    EACH              5,863,785 (2)
   REPORTING   _________________________________________________________________
   PERSON      9.   Sole Dispositive Power
    WITH              964,845 (1)
               _________________________________________________________________
               10.  Shared Dispositive Power
                      4,898,240 (2)
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            5,863,785 (1)(2)
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11) 15.1% (3)
________________________________________________________________________________
14.  Type of Reporting Person* (See Instructions) IN
________________________________________________________________________________

(1) Includes the following shares as to which Mr. Shah disclaims beneficial ownership: (a) 435,301 shares held indirectly by Mr. Shah as trustee of the Chandra L. Shah Trust; and (b) 435,301 shares held indirectly by Mr. Shah as trustee of the Leena Shah Trust. Also includes 94,234 shares underlying a common stock purchase option held by Mr. Shah exercisable within 60 days of March 22, 2004.

(2) Includes the shares described in footnote (1) above and additional shares held indirectly by Mr. Shah as one of two trustees of the Kris and Geraldine Shah Family Trust, of which Mr. Shah and his wife are the trustees and beneficiaries. Voting power is shared with SAFLINK Corporation with respect to the proposed merger of SSP Solutions, Inc. with Spartan Acquisition Corporation, a subsidiary of SAFLINK Corporation, as contemplated by an Agreement and Plan of Merger and Reorganization ("Merger Agreement") dated March 22, 2004 among SSP Solutions, Inc., SAFLINK Corporation and Spartan Acquisition Corporation, which is filed as Exhibit
     2.1 to the Current Report on Form 8-K of SSP Solutions, Inc., filed March 24, 2004.

(3) Calculated based on 38,816,398 shares outstanding or deemed outstanding as of March 29, 2004.



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CUSIP No. 784723 10 8                 13D                           Page 3 of 7

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

        Kris and Geraldine Shah Family Trust
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group* (See Instructions)(a) [_]
                                                                         (b) [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions) OO
________________________________________________________________________________
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
         United States
________________________________________________________________________________
  NUMBER OF    7. Sole Voting Power:
                        0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY               4,898,940 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON               4,898,940 (1)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                        0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
         4,898,940 (1)
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11) 12.6%(2)
________________________________________________________________________________
14.  Type of Reporting Person* (See Instructions) OO
________________________________________________________________________________

(1) Voting and dispositive power is held by Kris Shah and Geraldine Shah as trustees and beneficiaries of the Kris and Geraldine Shah Family Trust. Voting power is shared with SAFLINK Corporation with respect to the proposed merger of SSP Solutions, Inc. with Spartan Acquisition Corporation, a subsidiary of SAFLINK Corporation, as contemplated by an Agreement and Plan of Merger and Reorganization ("Merger Agreement") dated March 22, 2004 among SSP Solutions, Inc., SAFLINK Corporation and Spartan Acquisition Corporation, which is filed as Exhibit 2.1 to the Current Report on Form 8-K of SSP Solutions, Inc., filed March 24, 2004.

(2)  Calculated based on 38,816,398 shares outstanding as of March 29, 2004.



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CUSIP No. 784723 10 8                 13D                           Page 4 of 7

         This Amendment to Schedule 13D ("Amendment") is being filed as:

         (1) Amendment No. 3 to the statement on Schedule 13D filed by the Kris and Geraldine Shah Family Trust on March 9, 2001, as previously amended by Amendment No. 1 to Schedule 13D that was filed on September 27, 2001 and Amendment No. 2 to Schedule 13D that was filed on October 16, 2002; and

         (2) Amendment No. 2 to the statement on Schedule 13D filed by Kris Shah on September 27, 2001, as previously amended by Amendment No. 1 to the Schedule 13D that was filed on October 16, 2002.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to reflect the information contained in Item 4 below regarding the source and amount of funds or other consideration involved in the transactions described in this Amendment.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is supplemented to reflect the occurrence of the following:

On March 22, 2004, the Issuer entered into an Agreement and Plan of Merger and Reorganization ("Merger Agreement") providing for the merger of the Issuer with Spartan Acquisition Corporation, a wholly owned subsidiary of SAFLINK Corporation. If the transactions provided for in the Merger Agreement (the "Merger") are consummated, the Issuer will become a wholly owned subsidiary of SAFLINK Corporation, and each outstanding share of common stock of the Issuer will be converted into 0.6 shares of common stock of SAFLINK Corporation. The common stock of the Issuer will then no longer be listed on the Nasdaq Stock Market, and will be eligible for termination of registration under the Securities Exchange Act.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         Item 5 is amended to reflect the following:

         (a)(1) The Kris and Geraldine Shah Family Trust beneficially owns 4,898,240 shares of common stock of the Issuer, which equals approximately 12.6% of the total 38,816,398 outstanding shares of common stock of the Issuer as of March 29, 2004.

         (a)(2) Kris Shah beneficially owns 5,863,785 shares of common stock of the Issuer, which equals approximately 15.1% of the total shares of the Issuer outstanding or deemed outstanding, and includes: (i) the following shares as to which Mr. Shah disclaims beneficial ownership: (a) 435,301 shares held indirectly by Mr. Shah as trustee of the Chandra L. Shah Trust; and (b) 435,301 shares held indirectly by Mr. Shah as trustee of the Leena Shah Trust; (ii) 94,234 shares underlying a common stock purchase option held by Mr. Shah; and
(iii) 4,898,240 shares held indirectly by Mr. Shah as one of two trustees of the Kris and Geraldine Shah Family Trust, of which Mr. Shah and his wife are the trustees and beneficiaries.

         (b)(1) The Kris and Geraldine Shah Family Trust has sole dispositive power as to 4,898,240 shares of common stock of the Issuer. Kris Shah and his spouse, Geraldine Shah, are co-trustees of The Kris and Geraldine Shah Family Trust. The Kris and Geraldine Shah Family Trust shares with SAFLINK Corporation voting power for 4,898,240 shares of Common Stock of the Issuer. The voting power shared with SAFLINK Corporation relates solely to the proposed merger of SSP Solutions, Inc. with Spartan Acquisition Corporation, a wholly owned subsidiary of SAFLINK Corporation.



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CUSIP No. 784723 10 8                 13D                           Page 5 of 7

         (b)(2) Kris Shah has sole dispositive power as to: (a)
435,301 shares held indirectly by Mr. Shah as trustee of the Chandra L. Shah Trust; (b) 435,301 shares held indirectly by Mr. Shah as trustee of the Leena Shah Trust; and (c) 94,234 shares underlying a common stock purchase option held by Mr. Shah. Mr. Shah shares voting and dispositive power as to 4,898,240 shares held indirectly by Mr. Shah as one of two trustees of the Kris and Geraldine Shah Family Trust, of which Mr. Shah and his wife are the trustees and beneficiaries. As trustee of the Leena Shah Trust, Chandra L. Shah Trust, and The Kris and Geraldine Shah Family Trust, Mr. Shah shares voting power with SAFLINK Corporation, with respect to the proposed Merger described herein.

         (c) Other than as described in Item 4 above, neither Reporting Person has effected any transactions in the Issuer's common stock during the past 60 days.

         (d)(1) Kris Shah and Geraldine Shah are co-trustees and beneficiaries of The Kris and Geraldine Shah Family Trust and have the right to direct the proceeds from the shares of the Issuer's common stock owned by The Kris and Geraldine Shah Family Trust.

         (d)(2) Mr. Shah's daughters, Chandra L. Shah and Leena Shah, are the beneficiaries of the Chandra L. Shah Trust and the Leena Shah Trust, respectively, and have the right to receive proceeds from a sale of the shares held in those trusts.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended to reflect the information contained in paragraph (1) of Item 4 above, together with the following:

In connection with the Merger, the Kris and Geraldine Shah Family Trust entered into a Stockholder Agreement with SAFLINK Corporation, pursuant to which the Kris and Geraldine Shah Family Trust agreed to vote the shares of Common Stock of the Issuer held by it (i) in favor of approval of the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against any proposal for any recapitalization, merger, sale, of assets or other business combination (other than the Merger) between the Issuer and any person or entity other than SAFLINK Corporation and Spartan Acquisition Corporation. the Kris and Geraldine Shah Family Trust further agreed, pursuant to such Stockholder Agreement, not to sell, exchange, pledge or otherwise dispose of or encumber the shares of common stock owned by it, or to make any offer or agreement relating thereto, at any time prior to the earlier of: (i) the effective time of the Merger or (ii) the termination of the Merger Agreement. Pursuant to such Stockholder Agreement, the Kris and Geraldine Shah Family Trust irrevocably appointed the members of the board of directors of SAFLINK Corporation as its proxy to vote the shares of capital stock of the Issuer owned by it in accordance with the Kris and Geraldine Shah Family Trust's agreements as described above. In addition to the above, two trusts for which Kris Shah acts as trustee, the Leena Shah Trust and the Chandra L. Shah Trust entered into Stockholder Agreements identical to the above-described agreement entered into by the Kris and Geraldine Shah Family Trust

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.         Description
-----------         -----------

         1 Agreement and Plan of Merger and Reorganization dated as of March 22, 2003, by and among SAFLINK Corporation, Spartan Acquisition Corporation and SSP Solutions, Inc.*

         2. Form of Voting Agreement, dated as of March 22, between SAFLINK Corporation and certain stockholders of SSP Solutions.*


99 Joint Filing Agreement Pursuant To Rule 13d-1(k)(1) Under The Securities Exchange Act Of 1934, As Amended, among Kris Shah, an individual, and Kris Shah, as Trustee of the Kris and Geraldine Shah Family Trust

         * Incorporated by reference to the 8-K filed by SSP on March 24, 2004.



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CUSIP No. 784723 10 8                 13D                           Page 6 of 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  April 1, 2004
          ---------------------------------------------------------------------
                                     (Date)

                                  /s/ Kris Shah
          ---------------------------------------------------------------------
                                   (Signature)

                       Kris Shah, Trustee of the Kris and
                          Geraldine Shah Family Trust
          ---------------------------------------------------------------------
                                  (Name/Title)


                                  April 1, 2004
          ---------------------------------------------------------------------
                                     (Date)

                                  /s/ Kris Shah
          ---------------------------------------------------------------------
                                   (Signature)

                            Kris Shah, an individual
          ---------------------------------------------------------------------
                                  (Name/Title)